February 28, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY GOOGLE INC.

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Barbara Jacobs, Assistant Director

Re:    Google Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed January 29, 2013
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”, the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 16, 2014 relating to the Company's Form 10-K for the fiscal year ended December 31, 2012 (File No. 000-50726) filed with the Commission on January 29, 2013 (“2012 Form 10-K”).

Confidential Treatment Request

Because of the sensitive nature of the information contained in the materials supplementally provided to the Staff in connection with Comment No. 1 below, this submission is accompanied by a request for confidential treatment for such information.  Google is requesting confidential treatment for the supplemental materials in connection with the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Google Inc.
Attention: General Counsel
1600 Amphitheatre Parkway
Mountain View, CA 94043

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0403

Phone: (650) 253-4000
Fax: (650) 649-1920

In this letter, we have referred to the Staff’s Comment No. 1 through 3 received by letter dated January 16, 2014 in italicized, bold type, and have followed it with Google’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Businesses, page 30

1. We note your response to prior comment 1. Please tell us the amount of advertising revenues generated in fiscal 2013 from Google websites and Google Network Members’ websites attributable to mobile, tablets and desktops. Tell us whether the average cost per click for mobile advertising revenues differs significantly from that of desktops and tablets and whether there is a significant price differential among the platforms. In addition, describe any additional metrics that you use to manage and analyze advertising revenues generated from the desktop, tablets and mobile platforms.

We are supplementally providing (under a separate cover letter) information responsive to the Staff’s request about revenues generated in fiscal 2013 from Google websites and Google Network Members’ websites attributable to mobile, tablets and desktops. The compilation of this information and the information itself constitute confidential information of Google.

We advise the Staff that the average cost-per-click (CPC) for mobile phone advertising revenues are different from that of desktops and tablets.  However, while our revenue mix has seen a gradual shift from desktop to mobile and tablet devices, we continue to see growth on all platforms.  Consequently, the price differential between the platforms has contributed to, but has not historically been the primary driver of, our revenue, CPC or paid click growth trends.

On a weekly basis, our leadership team has access to the financial results of our Google segment as a whole.  That is, they are provided total projected revenue for the quarter, based on quarter-to-date actuals and our latest forecasts.  This information is compared to our quarterly plan.  Our Finance team may look at a variety of metrics to explain any significant variances from plan, depending on the drivers of the variances.  No one particular metric is reviewed on a regular basis by our leadership team.

Results of Operations, page 31

2. We note in your response to prior comment 1 you state that “cost-per-click (“CPC”) and paid click growth fluctuate as a result of various factors.” You further state that “the impact of each item varies every quarter, depending on market factors, user preferences, and the timing of new product releases, to name a few.” Your disclosures identify all of these factors without describing the extent of their impact, i.e., whether material or not, during each reporting period. We believe

FOIA CONFIDENTIAL TREATMENT
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that you should identify only those factors that are contributing materially to variations in your key metrics. Further, those factors should be quantified to the extent possible. This appears to be important information necessary to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B.4 of SEC Release 33-8350.

We advise the Staff that in the context of our responses below and in response to the Staff’s comments, we have revised the discussion of our revenues in our most recent Form 10-K filed February 12, 2014, to clarify the key drivers in our revenue changes year over year.

We considered the Staff’s observations and for the following reasons, we continue to believe that providing disaggregated metrics related to CPC and paid clicks and further modifying our description of the impact of individual factors on fluctuations in these metrics is not meaningful to our investors.

•
Changes in our advertising revenues are driven by our price and quantity metrics - that is, the cost-per-click paid for each advertisement and the number of paid clicks we experience. As disclosed in our most recent Form 10-K, these metrics are impacted by a variety of factors and no one particular factor has consistently been the primary driver of the change.  Further, a number of these factors, such as platform mix, property mix, and product changes are interrelated, making it extremely difficult to isolate them qualitatively or quantitatively.

•
We manage our business by looking at advertising revenues in aggregate.  We focus on our long-run revenue growth and our leadership team generally does not manage the business based on short-term metrics or trends in a particular quarter.  Similarly, in our discussion of revenue changes in our MD&A, we have focused our discussion on long-term drivers of revenue, CPC and paid click growth rate changes.  We do not believe that discussion of short-term drivers of fluctuations is meaningful to understanding our business results and could potentially be misleading if taken out of context in an effort to predict our future results.  Focus on one metric over others oversimplifies the long-term drivers of our advertising revenues and could tell an incomplete story.  We believe short-term drivers of revenue, CPC and paid click growth rate changes are not material in the context of our overall business and results of operations.

•
Our ability to track certain metrics of advertising revenues is limited to information housed outside of our financial systems. To the extent possible, we have disclosed the impact of certain factors in our Form 10-K and 10-Q. For example, we disclose the impact from foreign currency exchange rate fluctuations and how it has affected the revenue growth rate.

We provide advertising revenues disaggregated between Google websites and Google Network Members websites. Over the past 8+ quarters, average CPCs on Google Network Members’ websites has been significantly lower than that on our Google websites and we expect this trend to continue; additionally, paid clicks have grown more quickly on Google Network Members websites than on Google websites. Both of these factors have been a significant contributor to fluctuations in our aggregate CPC and paid click growth trends.  Thus, our view is that, if the Staff feels further disclosure of disaggregated revenue metrics is warranted, providing growth rate changes in CPCs and paid clicks by property would be consistent with the disaggregation of revenues we have historically provided and explain a significant driver of fluctuations in our revenue metrics.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0403

3. We note from your response to prior comment 2 that you intend to disclose information related to changes in unit shipments beginning in the third quarter of 2014. Please describe the information related to changes in unit shipments that you plan to disclose. We believe that you should provide the information related to unit shipments as well as the average sales price of your Motorola products beginning with the Form 10-K for the fiscal year ended December 31, 2013. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, we have provided percentage change in unit shipments and percentage change in average selling price of our Motorola products in “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations” on the Form 10-K for the fiscal year ended December 31, 2013 as follows:

Our Motorola Mobile segment revenues increased $307 million from 2012 to 2013. The increase was due to approximately seven months of results being included in 2012 while twelve months of results were included in 2013 and a 14% increase in average selling price (“ASP”) related to new product launches and changes in product mix during the year, partially offset by a 6% decrease in units shipped during 2013. We note that results between 2012 and 2013 are not comparable due to the significant restructuring efforts to simplify the product portfolio completed over the nineteen-month period.

* * * * *

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me (tel: (650) 214-5529).  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 745-1236).  Thank you for your assistance.
Very truly yours,

GOOGLE INC.

_______________________
Amie Thuener
Director, Finance
cc:        Patrick Pichette
Jason Wheeler

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0403

           David C. Drummond, Esq.
           Kent Walker, Esq.
           Kenneth H. Yi, Esq.